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Davis Polk & Wardwell LLP            212 450 4000 tel

450 Lexington Avenue

New York, NY 10017

February 3, 2021

Re:	Signify Health, Inc.
Registration Statement on Form S-1
Filed January 19, 2021
File No. 333-252231

Mr. Jason L. Drory

Ms. Mary Beth Breslin

Ms. Kristin Lochhead

Mr. Kevin Vaughn

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Drory:

On behalf of Signify Health, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 1, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	2	February 3, 2021

Registration Statement on Form S-1 filed January 19, 2021

Executive and Director Compensation

Other compensation plans, page 179

1.

We note your updated disclosure that holders of synthetic equity units will be party to the Tax Receivable Agreement. Please describe the material details of the Synthetic Equity Plan and file the Synthetic Equity Plan as an exhibit or otherwise advise. Refer to Item 402 and Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 190 of the Registration Statement. In addition, in response to the Staff’s comment, the Company has filed the Cure TopCo, LLC Synthetic Equity Plan with the Registration Statement.

Please do not hesitate to contact me at (212) 450-4526, (212) 701-5526 (fax) or shane.tintle@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Shane Tintle

Shane Tintle

cc:	Kyle Armbrester, Chief Executive Officer
Steven Senneff, President, Chief Financial and Administrative Officer
Adam McAnaney, General Counsel and Secretary
Signify	Health, Inc.

Joseph H. Kaufman, Esq.
Ryan R. Bekkerus, Esq.
Simpson	Thacher & Bartlett LLP